Mail Stop 4561

April 1, 2010

Robert J. Driessnack
Senior Vice President and Chief Financial Officer
Intermec, Inc.
6001 36th Avenue West
Everett, Washington 98203-1264

> **Re:** **Intermec, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 22, 2010**
> **File No. 001-13279**

Dear Mr. Driessnack:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

Item 9A. Controls and Procedures, page 38

1. We note that you performed an evaluation of disclosure controls and procedures "as required by Exchange Act Rule 13a-15(b)." However, your disclosure does not appear to fully address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective. Please confirm, if true, that your disclosure controls and procedures for the relevant period met all of the requirements of Rule 13a-15(e).

Item 8. Financial Statements and Supplementary Data

Note H: Shareholders' Equity

Stock Awards, page 60

2.   Clarify whether the holders of nonvested restricted stock awards and restricted
        stock units have nonforfeitable rights to dividends or dividend equivalents. In this
        regard, tell us whether you consider these awards to be participating securities
        that should be included in your computation of earnings per share under the two-
        class method. Refer to ASC 260-10-45-61A.

Note K: Pension and Other Postretirement Benefit Plans, pages 68-70

3.   We note that the U.S. Pension Plan service cost and interest cost for the year
        ended December 31, 2008, as reported in the tabular presentation of the change in
        benefit obligations on page 68, are inconsistent with the amounts reported in the
        tabular presentation of the components of net periodic pension cost on page 70.
        We note a similar inconsistency with respect to the Non-U.S. service cost for the
        year ended December 31, 2009. Please clarify the reasons for these
        inconsistencies.

4.   We refer to the tabular presentation on page 70 of the assumptions used to
        determine net periodic pension cost. We note that the discount rate used for the
        12 months ended December 31, 2009 was 7.31%, which represents a 26%
        increase from the assumption used during 2008. Please tell us how you
        determined that 7.31% was an appropriate assumption for the discount rate during
        2009.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing, you may wish to provide us with marked copies of any amendment to expedite our
review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Mark Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief